                                                                 Exhibit (e)(22)


The following weblog installments have been posted to PeopleSoft's website at www.peoplesoft.com. These are the most recent in a series of weblog commentaries written by Gary Reback regarding the ongoing Oracle antitrust trial. These and the other weblog installments may be accessed without charge by clicking on "View from the Court" at PeopleSoft's website at www.peoplesoft.com.

--------------------------------------------------------------------------------

TRIAL DAY 8:  JUNE 17, 2004

The testimony of Phil Wilmington, PeopleSoft's most senior sales executive for sales in the Americas, actually started yesterday. Phil gave testimony virtually identical to that of the customer witnesses. He began by describing the differences between mid-market and upmarket customers and explained that PeopleSoft only encounters SAP and Oracle as effective competitors in upmarket bids. Numerous PeopleSoft sales documents were put into the record, showing heavy price discounting against Oracle.

Phil acknowledged that Lawson may appear in upmarket bids in rare circumstances, but it's not a viable upmarket competitor. He explained, as well, that Microsoft is not an upmarket competitor and that outsourcing offers a business opportunity for the Big 3. Phil concluded his direct testimony by explaining that the rigidity of SAP's product makes that product less desirable for customers in certain verticals.

On cross-examination, Oracle attempted to show that PeopleSoft's internal documents demonstrate that Lawson is a serious competitor. For example, PeopleSoft sales representatives from time to time list Lawson as a competitor in the company's CRM system at the beginning of the bid. But Phil explained that such circumstances were likely sales to divisions or subsidiaries of

TRIAL DAY 8


large enterprises, or situations in which Lawson was the incumbent supplier of a system that was being replaced because the enterprise had outgrown Lawson's limited functionality. And Oracle again pulled out a bidding summary that was presented a couple of days ago, showing that PeopleSoft lost 38 bids to Lawson. But Phil again explained that the summary included sales to divisions and subsidiaries, sales of non-core products, and, in fact, sales of products outside the HR and FMS pillars entirely.

The Oracle lawyer also showed Phil internal PeopleSoft e-mails speculating about Microsoft's plans to enter the upmarket. Again, Phil firmly held his ground and explained that Microsoft was a mid-market competitor, but was not likely to enter the upmarket in any relevant timeframe. Phil cited the fact that the internal e-mails that he was shown expressing concern about Microsoft were written several years ago, and that since that time Microsoft had not even rewritten its mid-market product, much less created an upmarket product.

The government next put on the first of its expert witnesses, Marco Iansiti, a professor from the Harvard Business School. An "expert" witness is given far more testimonial latitude than a normal fact witness. An expert can state his opinion to the

TRIAL DAY 8


court and can rely on hearsay informing his opinion in doing his analysis. Basically, Iansiti, like Wilmington, gave testimony identical in virtually all respects to that of the customers, but in a more organized and refined way, with eye-catching PowerPoint slides. Iansiti said, for example, that he had done a detailed analysis of the software products of the Big 3 (Oracle, PeopleSoft and SAP) plus Lawson, Microsoft and more than 140 other vendors. He explained that only the software of PeopleSoft, Oracle and SAP could satisfy the needs of complex enterprises. But, going further than any of the customer witnesses, Iansiti explained why the software of vendors like Lawson is inadequate for the upmarket. He showed, for example, that Lawson software was limited to organizations with only five levels of reporting, that the software of the Big
3 could adjust to any number of personnel levels in a complex enterprise.

Iansiti revealed that he had read the confidential deposition testimony of Microsoft in this case and looked at the confidential Microsoft documents (an expert is permitted to do this) and could state unequivocally that Microsoft's new product would not be released until 2009, with even functionality comparable to its existing mid-market application product. (The government's merger guidelines require Oracle to prove that new

TRIAL DAY 8



entry will occur within two years in order to be considered in the market.) And, furthermore, he testified that Microsoft was unlikely to even try to sell in the upmarket because upmarket products require extensive verticalization and upmarket customers require extensive support.

On cross-examination, Oracle's lawyer tried to go through the same list of Lawson customers, claiming that Lawson sells into the upmarket. But Iansiti made a key point that his company had only about $780,000 of sales into the upmarket last year -- compared to roughly $72-1/2 million for PeopleSoft. Talk about destroying Oracle's Lawson argument! (I should note that the transcript says that he testified that Lawson's sales were only $80,000 last year, but I assume that the transcript will be corrected, though it hardly matters given how small the amount is anyway.)

Then the Oracle lawyer tried to get Iansiti to admit that ADP provides its outsourcing services to upmarket customers in competition with PeopleSoft, Oracle and SAP. When the Oracle lawyer had to pull out the list of ADP upmarket deals for the last two years, there were only six deals on the list. Wilmington testified earlier in the day that PeopleSoft does about 500 deals a quarter. So much for competition from ADP.

TRIAL DAY 8


So, after almost two weeks, the facts were finally revealed. Lawson does about $780,000 of upmarket business a year. ADP does six upmarket deals in two years. And Microsoft's new mid-market product won't really be available with full functionality until 2009.

During the day, the government announced that it simply could not call all of its customer witnesses in the time allotted. So, the government is going to put the testimony of the remaining customer witnesses into the record simply by introducing the deposition testimony. But, for the purposes of the judge, this is the same as if they testified live.

Frankly, I think that the customer testimony - including Oracle customers - has been so consistent that the government's case didn't need additional live customer testimony. In my opinion, Oracle was more than willing to let the government put the testimony in through deposition, because the live testimony of the customers was killing Oracle's case.

So today the government put into the record the testimony of Kerr-McGee. I will review that over the next few days and report on it. The government also put into the record some testimony

TRIAL DAY 8


from SAP and some more admissions from Oracle executives. I'll report on those, as well.

At the end of the day, Microsoft filed a motion asking the judge to reconsider his decision that many of the Microsoft internal documents should go into the public record. Microsoft asked the court to either change its decision, or give Microsoft time to appeal. This could be an important motion, so I'll keep you posted.

DEPOSITION EVIDENCE

In order to save time, as I previously reported, the DOJ put into evidence the testimony of SAP and Kerr-McGee by using the depositions of witnesses from those companies. Oracle did not oppose this move by the DOJ; in fact, Oracle got to submit some of the deposition testimony for its case, as well.

The DOJ also put additional Oracle admissions into the record. Like the SAP and Kerr-McGee testimony, this was done by giving the relevant portions of the deposition transcripts to the Court, rather than taking the time to play the videotapes of the depositions.

All of this testimony counts just as much in the record as the testimony of witnesses who appeared "live" in court. The DOJ handed out copies of all of this deposition testimony to the media last week, but none of the news stories have mentioned any of it.

The additional admissions by Oracle are particularly telling in my view. Mark Johnson, Oracle's senior vice president of Federal sales, testified that PeopleSoft has been the vendor for a majority of the core HR systems in use in the federal government,

DEPOSITION EVIDENCE

and that Oracle specifically targets PeopleSoft HR installations to try and displace the PeopleSoft HR software and get it replaced with Oracle software. Only PeopleSoft, Oracle and SAP sell core HR software to the federal agencies, according to the Oracle executive. When asked whether there was any other vendor that has implemented a core HR installation in the Federal agencies, the Oracle witness made the situation crystal clear:

      "I don't believe so. It's Oracle, SAP, and PeopleSoft for the HR."

Kerr-McGee is a large, multinational corporation engaged in oil and gas exploration and production, as well as chemical manufacturing. According to the Kerr-McGee witness, the company uses Oracle as its FMS platform (along with an oil and gas specific revenue accounting module, supplied by a best-of-breed point provider) and PeopleSoft as its HR software platform.

The Kerr-McGee witness was the company's human resources portfolio manager for information management and technology, and he testified in considerable detail as to Kerr-McGee's HR procurement. Kerr-McGee licensed the core PeopleSoft HR modules in 2001, paying about $1.5 million in licensing fees. Kerr-McGee continues to pay PeopleSoft about $360,000 per year in maintenance fees. Like many of the other customers, Kerr-McGee

DEPOSITION EVIDENCE

employed the services of a consulting firm, Gartner in this case, to help Kerr-McGee make its choice.

Gartner recommended that the company consider Oracle, PeopleSoft, SAP and Lawson. (Kerr-McGee also briefly considered Baan, but disqualified that company because it was in serious financial difficulty, and J.D. Edwards, but disqualified that company because it lacked international functionality.) Kerr-McGee contacted all four vendors, but SAP elected not to participate. The remaining vendors provided detailed information and onsite demonstrations. As with other customers, the Kerr-McGee selection committee scored the vendors on various criteria. After examining the Lawson products in great detail, Kerr-McGee determined that the Lawson products did not provide sufficient non-U.S. functionality to meet Kerr-McGee's needs, and dropped Lawson from further consideration.

PeopleSoft and Oracle then bid against each other, both providing substantial discounts. The customer selected PeopleSoft, in part because Kerr-McGee concluded that PeopleSoft's German language functionality was much better than that of Oracle.

When asked what the effect of the proposed merger, if consummated, would be on Kerr-McGee, the witness replied:

DEPOSITION EVIDENCE

      "I guess the two immediate effects would be, in our opinion, reduced competition, which would lead to reduced price and innovation pressure; and the second piece would be some economic hardship should Oracle's plan be executed as I understand it, which would be to halt the marketing of PeopleSoft software."

On related points, the witness testified that Kerr-McGee needed to purchase new HR software because its existing HR software was so old that it was no longer being supported or upgraded by its vendor. The witness explained that Kerr-McGee could not continue to upgrade the software itself, because Kerr-McGee is not in the software business. Finally, the witness explained that Kerr-McGee uses ADT as an outsourcer for a few functions.

The government also placed into evidence portions of the deposition testimony of the vice president of operations from SAP America. The witness explained SAP America's initiative focused on the mid-market:

      "We define the mid-market as $200 million up to $1.5 billion in annualized revenues, and we have a dedicated sales team that goes after that market now in each region.

DEPOSITION EVIDENCE

      Then, the other team is large enterprises, which we define as $1.5 billion and higher, and we have dedicated a sales team to that."

The witness agreed that SAP America's sales representatives learn what other alternatives a potential client might be considering, and the witness explained the various factors that SAP would consider in identifying potential competitors -- does the client need a multinational solution? What type of problem is the client trying to solve? What is the scale of the client's needs? The press has repeatedly asked in the hallway outside the courtroom, why, if Lawson is successful in one vertical, it can't easily transfer that success to a different vertical. The witness addressed this question in great detail. He explained that each vertical has "its own unique set of regulations maybe or processes" which the vendor has to "make a huge capital investment to learn" and then reduce to code that solves the particular business issue: "There's different positions and players in each industry," he concluded. All in all, the SAP America witness gave the most complete testimony with respect to difference among verticals, and even among various companies in the same vertical, and why a vendor's expertise in one vertical would in no way carry over to another vertical.

DEPOSITION EVIDENCE

The witness identified an internal SAP document that discusses the proposed Oracle acquisition of PeopleSoft. The questioner called the witness's attention to a particular passage with which the witness stated his agreement:

      "PeopleSoft customers are the ones hurt the most. With Oracle abruptly devaluing users and their investment in PeopleSoft applications, Oracle plans to end future enhancements to products and will force customers to incur switching costs in the future."

The SAP America witness took issue with Oracle's statements that it will upgrade PeopleSoft customers to the most recent version of Oracle, explaining that such migration is not "as easy or as painless as Oracle has made it sound," particularly for those customers that would have to switch to the Oracle database. The witness described switching from PeopleSoft to Oracle as a "monumental task."

When asked about actual competitors, the witness did not hesitate:

      Q:    What vendors are seeing most at your level, in terms of competition?

DEPOSITION EVIDENCE

      A: Oftentimes it is Oracle, PeopleSoft. Public sector side, it would be PeopleSoft, maybe AMS.

The witness also explained that SAP would position itself differently, depending on who the competition is for a particular account. According to the witness, SAP would position itself feature to feature against a particular competitor, or would use its greater expertise in a particular industry to its competitive advantage. And SAP will offer discounts to an account depending on the perceived strength of the competitor it is facing for that account.

Finally, the witness testified that its number one competitor in ERP is Oracle and its second most frequent competitor is PeopleSoft. But the witness made it clear that SAP does not consider ADP, Fidelity, or any of the outsourcers as "main competitors." Indeed, the witness could not even think of a case in which a customer picked an outsourcer's services over SAP's HR suite.

All in all, there was virtually no difference between the position of SAP, as set forth by this witness, and the position of the DOJ on the key issues in this case.

TRIAL DAY 9:  JUNE 18, 2004

Today was one of the last full days of government testimony, but what a day it was for the DOJ!

The government began with the videotape deposition testimony of Charles E. ("Chuck") Phillips, now Co-President of Oracle. He was hired by Oracle in 2003, but before he left Morgan Stanley, where he was a respected analyst, he issued a widely circulated report in his own name and that of Morgan Stanley. The report stated:

      "Stepping back a bit, the back-office applications market for global companies is dominated by an oligopoly comprised of SAP, PeopleSoft, and Oracle. The market is down to three viable vendors who will help re-automate back-office business processes for global enterprises for years to come. These are critical functions and while most companies have begun implementing these products, few have completely rolled out a suite across all locations and countries on the latest version of the technology."

I think most antitrust lawyers would view admissions by high executives of the defendant -- made at a time before they had any

TRIAL DAY 9

stake in the litigation -- to be very powerful corroboration for the government. This was no exception. Chuck had previously written and now admitted under oath all of the key points of the government's case -- precisely the points that Oracle is now taking issue with in court.

For example, when at Morgan Stanley Chuck had no difficulty in identifying the market in which only Oracle, SAP, and PeopleSoft compete -- he wrote that it is the "back-office applications market for global companies." Oracle now says there is no such market.

And Chuck had no difficulty in explaining that there are only three vendors left in that market: "The market is now down to three viable suppliers...," he wrote. He didn't identify Microsoft, Baan, Lawson, or outsourcers as "viable suppliers" to that market. But Oracle is now saying in court that customers have many choices.

Chuck wrote that the product the vendors supply is very important -- "critical functions" is what he wrote. But Oracle now argues that this market is so small that the judge should just ignore it for antitrust purposes.

TRIAL DAY 9

And Chuck freely admitted there are untapped opportunities in this market for sales by the three vendors -- few customers have rolled out a suite of the latest technology in all locations, he wrote. But Oracle now claims the market is saturated.

And, most importantly, at Morgan Stanley Chuck had no difficulty in characterizing the market strength of the three vendors. He wrote that the market he identified "is dominated by an oligopoly comprised of SAP, PeopleSoft, and Oracle." An "oligopoly!"

The government has placed the admissions of several Oracle executives into the record by videotape. Although very powerful testimony, the press rarely reports these videotape admissions in any detail, nor does the press seem to attach any special importance to them. This, unfortunately, was no exception. Only a couple of media outlets even reported the Phillips testimony, and none discussed its significance to the issues in the trial.

In the videotape played in court, Chuck did the best he could, I suppose. He responded to his questioner with eyes firmly downcast, to the table. Draw your own conclusions.

In response to questions by Oracle's attorney, Chuck claimed variously that junior people in his office actually prepared such

TRIAL DAY 9

reports (even though he reviewed the report and it went out under his name) and that hardly anyone paid attention to it. "Very few people actually read these reports," he said. I wonder if Chuck's former employer Morgan Stanley would agree with that. And, in any event, among the "very few people" reading Chuck's report will be the trial judge in this case.

Most astonishing was his attempt to explain away his use of the term "oligopoly" to characterize the market position of the three vendors. Chuck said he was just using "oligopoly" as a "colloquial term!"

Huh? Just how does one use "oligopoly" colloquially? "Hey, baby, let's go back to my place and oligopoly?"

Asked whether, despite his various excuses and explanations, the report was nevertheless accurate, Chuck said it accurately reflected his opinion at the time.

The government's second witness of the day was Dr. Kenneth Elzinga, a widely-cited professor of economics at the University of Virginia. Dr. Elzinga's expert testimony is the heart of the government's case. Oracle earlier made a motion to the court to exclude Dr. Elzinga's testimony, but the court denied Oracle's

TRIAL DAY 9

motion and heard all the testimony. In passing, during the argument of that motion, the judge noted that he was familiar with Dr. Elzinga's work.

At various points in the court testimony, professor Elzinga described himself as an adherent of the "Chicago School" of economics. The "Chicago School" is a conservative body of economic thinking that came to the fore during the Presidency of Ronald Reagan. Elzinga is widely known as a traditional and conservative economist. By characterizing himself in this way, Elzinga was making a key point -- even among those with more conservative and traditional economic views (like the people currently running the antitrust division), the proposed acquisition is viewed as anticompetitive, bad for customers, and likely to lead to higher prices and less innovation. In this context, Dr. Elzinga was a powerful spokesman for the government's position. And Dr. Elzinga has won a number of awards for his teaching ability, so his testimony was delivered with the clarity that one might find in the best lecturers in college economics courses.

But it was the evidentiary basis of Dr. Elzinga's conclusions, as much as the conclusions themselves, or even the clarity of presentation, that captured everyone's attention. Oracle uses

TRIAL DAY 9

special "discount approval forms" internally -- when a sales representative wants to quote a price lower than normally permitted, he fills out such a form, seeking permission to quote the lower price. These Oracle forms frequently list reasons for the proposed discount and an identification of competitors.

This type of evidence is what every economics expert dreams of. What do Oracle's own forms show about the vendors the company competes with? Oracle knew full well what these forms would show. Oracle refused to produce these forms to the Department of Justice until the Court ordered it to do so.

Now, we all know why Oracle's lawyers never wanted these forms to see the light of day. Professor Elzinga took the bid forms showing license revenue in excess of $500,000 for HR or FMS as a proxy for upmarket financial and human resources sales, and analyzed the forms for the competitors that they identified. Of the 222 upmarket discount forms, PeopleSoft was noted as a competitor 122 times, SAP about 80 times, and J.D. Edwards (now part of PeopleSoft) about 30 times.

After that, according to Professor Elzinga, "the numbers fell off a ledge," landing at Lawson (noted in about 16 requests) and a number of niche competitors with five or fewer mentions. Elzinga

TRIAL DAY 9

displayed these results in a bar chart, shown on the screens in court.

Elzinga explained that if Microsoft, Lawson, or outsourcers were truly meaningful competitors of Oracle, sufficient to keep Oracle from gouging customers post-acquisition, those companies would certainly appear more often in the discount forms, yet only PeopleSoft and SAP appeared with great frequency. Dr. Elzinga reinforced this point by revealing that BearingPoint was involved in more than 150 implementations involving each of SAP, PeopleSoft, and Oracle, and only three implementations involving Lawson. Dr. Elzinga produced similar data (though with far fewer implementations) from Deloitte & Touche. Time and again, Dr. Elzinga referred to the proposed deal as a "3 to 2 merger." Professor Elzinga said, "I don't see any pro-competitive benefit from turning this market into a duopoly and eliminating the very beneficial competition between Oracle and PeopleSoft."

Next, based upon data produced by the companies in response to the government's compulsory process, Dr. Elzinga calculated marketshares and produced what is known as an "HHI" for each of the FMS and HR upmarkets. HHIs are a measure of industry concentration, not worth explaining in detail here. But the point Dr. Elzinga made is that post-merger, the markets would

TRIAL DAY 9

manifest an HHI of over 3,800 in high function HR and over 5,700 in high function FMS. As one of my colleagues pointed out, this is like having a body temperature over 140 degrees. Post-merger HHIs reach problematic levels under the government's merger guidelines when they exceed 1,800.

Dr. Elzinga pointed out that Oracle's post-merger share would be nearly 48 percent of the high function FMS market, and roughly 69 percent of the high function HR market.

In a lengthy cross-examination, Dan Wall tried multiple avenues of attacking Dr. Elzinga's testimony. First, Dan showed that Dr. Elzinga had testified in another case on behalf of Microsoft, but the relevance of that is unclear. Wall spent a lot of time attacking Dr. Elzinga's geographic market definition (restricted to the United States). Dr. Elzinga is probably the world's greatest authority on the appropriate economic test to determine geographic market definition -- one of the main geographic market tests in use today is literally named after him. Wall criticized Dr. Elzinga for not using that particular test in this case, but Dr. Elzinga explained how the test was inapplicable to back-office software.

Wall predictably asserted that there were methodological flaws in

TRIAL DAY 9

Dr. Elzinga's analysis. Dr. Elzinga disagreed. Dan also asked questions regarding whether Dr. Elzinga had made particular calculations of one form or another. Dan probably was just trying to lay a foundation for his own expert to criticize Dr. Elzinga's work. Dan showed Dr. Elzinga share analysis from industry analysts that listed percentages different than the ones Dr. Elzinga had calculated. But Professor Elzinga explained how the industry analysts were looking at each company's percentage of all HR software sold (for example), as opposed to the companies' percentages of a particular type of HR software. Elzinga showed how many of the industry reports included Intuit in the same chart as Oracle and SAP, and Professor Elzinga explained, "You're not going to run Daimler-Chrysler on QuickBooks."

I think everyone in the courtroom seemed to understand Dr. Elzinga's testimony. Here is the lead from Saturday's story in the San Francisco Chronicle:

      "In the trial regarding Oracle Corp.'s hostile bid for PeopleSoft, Inc., an antitrust economist testified Friday that Oracle's own sales documents show a merged firm would reduce the incentive to give discounts, causing software prices to rise."

TRIAL DAY 10:  JUNE 21, 2004

The government began its last full day of testimony by playing videotape excerpts of the deposition of Jeff Henley, Oracle's CFO and Chairman. Oracle executives have been among the DOJ's best witnesses in my opinion, and Henley did not disappoint. He began by revealing that the Oracle board had considered both Lawson and J.D. Edwards as possible acquisition candidates in 2003, but both were categorized as mid-market companies, intended (if acquired) to add a "mid-market" presence to Oracle's business. In this litigation, of course, Oracle's lawyers contend that there is no such thing as the "mid-market." Clearly, someone forgot to tell that to the Oracle chairman.

Henley also admitted that there is market segmentation between smaller customers that are more price-driven and "large, complex companies." Oracle's lawyers now attempt to ridicule anyone who characterizes up-market customers as "large" and "complex." Furthermore, Henley went on to explain that Oracle has organized its sales force into two separate groups, one for small and another for larger customers, a separation necessitated by the different needs of the different customer groups.

Henley next described how Oracle fell behind PeopleSoft in HR in the early 1990s and had to launch a concerted effort to catch up.

TRIAL DAY 10


But, according to Henley, it required Oracle, a company that was already a substantial competitor, three to four years to achieve what the witness thought was functional parity, and even then, it took several additional years for customers to accept Oracle's product as competitive to that of PeopleSoft.

Henley also revealed a significant royalty relationship between SAP and Oracle. It seems that Oracle gets paid over $100 million a year for software sold by SAP that runs on the Oracle database. Clearly, Oracle has less incentive to complete vigorously against SAP than to compete against PeopleSoft, a point underscored by an email from an Oracle salesman to his boss, seeking permission for higher discount to compete against PeopleSoft, entitled "How dirty can I fight?" The boss wrote back:

     "Remember, SAP is not the enemy, as much as you'll want to spank them. PeopleSoft is the enemy. Bury them."


Finally, Henley made what I consider the most telling admission of all. He said that if Oracle acquired PeopleSoft, Oracle would continue to fix bugs and provide maintenance for ten years, but would never do a major release of the PeopleSoft product. He said customers would have to migrate to new Oracle application

TRIAL DAY 10


products that would contain the best of PeopleSoft's functionality, but those new Oracle products would only run on the Oracle platforms -- presumably meaning the Oracle database. This is precisely the scenario that customer witnesses have said they fear -- and many customer witnesses have explained why just providing the modest improvements that Henley indicated is unsatisfactory.

The DOJ then called its second economic expert, Dr. Preston McAfee, a distinguished economics professor from CalTech. Unlike DOJ's first economic expert, Dr. Ken Elzinga, Dr. McAfee did not address market definition. Rather, he analyzed the specific anti-competitive effects of the proposed acquisition.

As I have previously explained, the DOJ can win this case by satisfying the traditional approach to antitrust analysis: defining a relevant market with high industry concentration and high barriers to entry, from which anti-competitive effects can be inferred.

Under a more modern approach, which complements the traditional mode of analysis, the DOJ can also show direct competition between PeopleSoft and Oracle that would be lost if the merger were consummated, thereby creating competitive injury. Thus, in

TRIAL DAY 10


this more modern approach, economists place more emphasis on direct evidence of anticompetitive effects than on inferences and presumptions drawn from precise market definition and concentration.

On Friday, Dr. Elzinga, a traditional economist, took the more traditional approach. He defined a market from the data submitted by the companies, and showed how the merger would produce anti-competitive market power, from which competitive injury can be inferred.

But today was the day for the more modern approach. Dr. McAfee is famous for his work on what is called "auction-based merger simulation." The U.S. Government used an auction design that incorporated Dr. McAfee's work when it auctioned off spectrum for cell phones. Professor McAfee ran similar auctions in Mexico for Cellular Spectrum and for silver mines, that raised over a billion dollars.

In his testimony in this case, Dr. McAfee, did not attempt to define the relevant market. Using modern economic and mathematical approaches, he conducted three separate analyses of the data and information in this case. All three analyses produced the same result: prices are likely to rise

TRIAL DAY 10


substantially if the Oracle proposal is not blocked.

First, Dr. McAfee did a "case study" analysis. Using Oracle's discount request forms (that Dr. Elzinga also relied on) as well as sales representative and customer surveys from both Oracle and PeopleSoft, Dr. McAfee demonstrated that PeopleSoft's competition with Oracle has in fact produced lower prices to customers. Dr. McAfee went through customer after customer, including Merrill Lynch, Barnes and Noble, and many others. Most impressive to me was his connection of specific Oracle discount request forms to the testimony of witnesses that have already appeared in the case, including Greyhound and CH2M/Hill.

Dr. McAfee showed how Oracle perceived PeopleSoft's competition for each of these accounts at the time the competition was occurring, and how the customer understood the benefits of PeopleSoft's competition, as evidenced in the witnesses' own testimony. The Oracle salesman trying to land a deal with Hallmark Cards, for example, described himself as being in an

     "Extremely competitive situation against PeopleSoft. PeopleSoft is in at less than 1 million in license fees and lower yearly support. Craig Conway is all over this account with meetings and calls."

TRIAL DAY 10


Next, Dr. McAfee conducted what is called a "regression analysis" on the data kept by Oracle in the normal course of its business. A "regression analysis" is a standard statistical tool for showing the relationships among various factors, and what those relationships are likely to be in the future. Unlike the case studies, which showed only that PeopleSoft's competition in fact saved customers millions of dollars, a regression analysis can be used to predict future competitive conditions. In this case, the regression analysis suggested a 13% to 26% price increase to customers if the Oracle proposal is consummated.

Finally, Dr. McAfee did an "auction-based merger simulation" of the type for which he is famous. Using information about market shares supplied by Dr. Elzinga, along with other data supplied by Oracle, Dr. McAfee employed a set of widely used mathematical equations (known as an "economic model") to predict the effects of a proposed Oracle acquisition of PeopleSoft. This technique suggested a 5% to 30% price increase if Oracle's acquisition is consummated.

From time to time, the judge asked Dr. McAfee questions about whether the sale of enterprise software and its implementation were inextricably linked such that they should be considered together for purposes of antitrust analysis. Dr. McAfee used

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examples like the relationship between a car and its tires, or the relationship between a car and the gasoline that powers it, to explain the concept of "complementary goods" -- that is, to explain how the market for software and the market for software implementation are different. The market for implementation has little effect on the competitive landscape for the back-office application market, according to Professor McAfee.

On cross-examination, Oracle's lawyer attempted to show variables that might affect particular case studies, customer size, for example -- but which were not considered by Dr. McAfee. And Oracle's lawyer argued that the presence of SAP also results in significant discounting by Oracle -- obviously a true fact, but in my opinion, beside the point.

At the end of the day, DOJ played much-anticipated excerpts from the deposition of Larry Ellison. In what looked to me like a last-second attempt to shield the Ellison testimony from public view, Oracle lawyer Dan Wall claimed that a portion of the testimony was confidential, and asked for a closed session discussion with the judge. Many in the media appeared incredulous. After all of the claims by Oracle's lawyers for public disclosure of its rival's confidential information, here was Oracle seeking confidentiality protection for its own information!
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Eventually, it was decided that the videotape would be played, absent a small section, the confidentiality of which was argued behind closed doors at the end of the day's session.

The videotape included the Ellison testimony previously played at the technology tutorial -- a segment in which Larry argues that best of breed providers have little future and that only providers of integrated suites, Oracle, PeopleSoft and SAP, provide the efficiency and cost savings that customers require. Ellison next claimed that he wanted to acquire PeopleSoft in order to make Oracle larger and more formidable. But Larry admitted that Oracle could achieve these results by internal growth or acquisition of a company other than PeopleSoft. Indeed, he asserted that Tom Siebel, CEO of Siebel Systems, had offered to sell his company to Oracle, and that Siebel Systems was Oracle's number two choice for acquisition, after PeopleSoft. Ellison said that he had also considered acquiring BEA.

At the end of the day, the Judge ruled against Oracle's lawyers, holding that the company could not keep confidential its shopping list of nine potential acquisition targets - a list that included BEA, Sybase, Business Objects, and other companies. By making

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this confidentiality motion, Oracle hoped, at a minimum, to keep the list out of the morning press. Well, it didn't work, the DOJ released the list right after the Judge ruled.

Tomorrow, the government will complete its case (except for Microsoft testimony on Wednesday) by putting into the record deposition testimony from customers like Ford and Target and integrators like Cap Gemini. Then Oracle's presentation will begin with the testimony of Tom Campbell, a business school professor from U.C., Berkeley.

Important Additional Information
PeopleSoft has filed a Solicitation/Recommendation Statement on Schedule 14D-9 regarding Oracle's tender offer. PeopleSoft stockholders should read the
Schedule 14D-9 (including any amendments or supplements) because these documents contain important information. The Schedule 14D-9 and other public filings made by PeopleSoft with the SEC are available without charge from the SEC's website at www.sec.gov and from PeopleSoft at www.peoplesoft.com.